

· GLENBOROUGH REALTY TRUST ·

· ANNUAL REPORT 2003 ·



610 West Ash, San Diego, CA · Cover—99 Summer Street, Boston, MA · Opposite—First Financial Plaza, Encino, CA


PLAZA

COMPANY PROFILE

Glenborough is a real estate investment trust which owns and operates a nationwide portfolio of high quality multi-tenant office properties. The company and its affiliates celebrated their 25th anniversary in 2003 and Glenborough has been listed on the New York Stock Exchange since 1996 trading under the symbols GLB and GLB PrA. Glenborough is a member of the National Association of Real Estate Investment Trusts and is included in the Standard and Poors SmallCap 600 Index. The company's property portfolio encompasses over 11 million square feet in 65 locations. Glenborough's assets are concentrated in Washington, D.C., Southern California, Northern New Jersey, Boston and San Francisco. Together, these five markets comprise the substantial majority of the company's income. The office properties in these markets which are illustrated on the following pages highlight Glenborough's business strategy as a public company.

Glenborough's strategy is to own and manage high quality multi-tenant office properties with strong demand attributes in supply constrained locations within large diverse markets. The core of Glenborough's approach can be summarized by these key concepts:

- *High Quality—Low Risk Portfolio*
- *Outstanding Property Management and Leasing*
- *Conservative Capital Structure*



Aventine, La Jolla, CA

TO OUR SHAREHOLDERS

2003 was a watershed year for Glenborough. We celebrated our 25th year in business while we completed our transition to a focused office real estate investment trust. Our founder, Robert Batinovich, retired as CEO while remaining as non-executive chairman of the board and I was appointed Chief Executive Officer. Michael Steele was appointed Chief Operating Officer of the company. The economy started back on the upswing and over time the momentum of job growth will create increased demand for office space.

The ownership and operation of office properties in the United States is a business which is both large and diverse. There are a number of distinct segments within the office market and numerous strategies that an office company can pursue. Suburban or central business district locations; single or multi-tenant properties; smaller, older properties versus newer and larger ones; regionally focused versus nationally focused portfolios; value added opportunities versus stabilized assets.

Our focus for Glenborough is to own and operate a portfolio of office properties that have a few important, but distinct characteristics in common. Our assets must be very high quality, multi-tenant properties. A multi-tenant focus protects us against the concentration of risk in the portfolio. Our locations must have specific and defined advantages over other, even nearby, locations within a submarket. Whether it is a transportation advantage, the presence of a large and dominant employer, zoning restrictions, a 24/7 neighborhood or nearby executive housing, we find when we invest in assets with these attributes: occupancies are higher even in business downturns; there is less tenant turnover and rents remain higher because credit worthy tenants want to be in the better quality, well located buildings.

An increasing percentage of our income is derived from office buildings in five core markets (Washington, D.C., Southern California, Boston, Northern New Jersey and San Francisco) which together make up about three-quarters of our income. Last year we sold 17 smaller properties and invested in just four assets which met our stringent acquisition criteria. Our future acquisitions will focus our market and product concentrations even further.



As an owner of these prime assets, outstanding property management and leasing is another critical component of our strategy. I am pleased to report on the progress Michael Steele has made in this regard. While a number of office companies are reporting rent roll-downs when their leases expire, last year Glenborough's average increase on rents upon renewal was 12%. Last year we had positive absorption of space and assuming the economy continues to expand, we would expect increased occupancy over time. We are committed to streamline our internal processes to become more efficient and customer focused.

I believe that another key component in the success of a public company is a conservative capital structure. Today, we maintain low leverage relative to both the cost and current value of our portfolio. We enjoy strong interest coverage and fixed charge coverage ratios. Our goal will be to have better than average financial ratios when compared to our peer group. We can achieve this over time through active management of our capital. I am convinced that this will enable us to increase our multiple and our stock price.

Our portfolio is presently at 88% occupancy and by increasing occupancy to 92% to 94%, we could add approximately $0.25 to $0.40/share in earnings. We have $100 million of land for development on our books that now produces limited cash flow. Selling these assets over the next few years and investing in operating properties will similarly be a source of substantial earnings and cash flow growth.

While it is gratifying to see the progress we have made toward these goals over the past year, there is a lot of work remaining to be done. Opportunities for improving our company and our property portfolio are not in short supply. I believe we have the right management team in place to achieve these initiatives which will guide our company to the next level. I am excited by the challenge and honored to be your Chief Executive Officer at this point in Glenborough's evolution.

Andrew Batinovich
President and Chief Executive Officer



1525 Wilson, Arlington, VA


NEWMEYER

Newport Plaza, Newport Beach, CA · Opposite—Quincy Crossing, Arlington, VA



HIGH QUALITY LOW RISK PORTFOLIO

The best office assets in the right locations consistently attract the strongest tenants and maintain higher occupancy and rent levels. From the Aventine in La Jolla, California—a 240,000 square foot Class A office building—to 99 Summer Street in downtown Boston, a 272,000 square foot, 20-story office building, Glenborough's choice of assets and their locations reflect our goal to own a high quality low risk portfolio.

High quality multi-tenant office buildings have certain *Supply and Demand Characteristics* in common. On the demand side, these assets are located in *Large Dynamic Markets*, preferably *24-Hour Cities* or Sub-Cities. The specific locations within these markets must have *Transportation Advantages* like train stations, freeway off-ramps or high visibility intersections. These locations have the advantages of *Nearby Demand Generators* like *Executive and Worker Housing* or *Mega Employers* like the federal government, a large university or other dominant employer.

On the supply side, Glenborough concentrates on *Supply Constrained Markets* with significant *Barriers to Entry*. These barriers may include a *Lack of Land* for future development or *Restrictive Zoning* like height restrictions or floor area ratio restrictions. They may have a political climate where growth and development is discouraged. Furthermore, we seek to buy assets within these markets at *Below Replacement Cost*.

Geographic and Tenant Diversification are important aspects of Glenborough's strategy. The benefit of a national real estate portfolio without undue geographic concentration protects the company from local and regional economic weakness. Although Glenborough has its headquarters in the San Francisco Bay Area, only 7% of our income comes from this region. Similarly, tenant diversification is just as important. Other than the federal government, the company's largest tenant makes up less than 1.5% of total rent. With over 800 tenants, Glenborough's investors are protected from an over concentration in any one tenant or industry.





OUTSTANDING PROPERTY MANAGEMENT AND LEASING

For over 20 years, Glenborough has managed a nationwide real estate portfolio. Glenborough has maintained for many years all the in-house staff and expertise to manage its property portfolio in its local markets. Excellence in property management relies on four key factors:

- *High Tenant Satisfaction*
- *High Tenant Retention*
- *In-Depth Market Knowledge*
- *Aggressive Cost Containment*

Glenborough consistently receives high benchmark scores from its tenants based upon information gathered by independent firms. Over the years, the company has received numerous awards for excellence in property management. One indication that our strategy is working that became evident in 2003 is the fact that the property portfolio produced average increases in rents upon renewal of 12% despite a difficult office leasing environment. Our overall retention of office tenants was 80% in 2003.

ACTIVE PORTFOLIO MANAGEMENT

In 2003, Glenborough sold 17 properties that no longer fit our criteria of a high quality—low risk portfolio. Using the proceeds of these sales, we purchased four institutional grade assets in our core markets. The acquisitions in 2003 were:

1525 Wilson	*Arlington, VA*	*305,000 SF*
99 Summer Street	*Boston, MA*	*272,000 SF*
Quincy Crossing	*Arlington, VA*	*110,000 SF*
610 W. Ash	*San Diego, CA*	*174,000 SF*

In the process of actively managing the portfolio, Glenborough has acquired over $600 million of high quality assets in the past three years alone. The effect on the portfolio is a greater concentration of Class A assets, tighter market focus and better growth potential. At the same time, we have taken advantage of a strong market in which to sell properties to reduce the risk of assets which no longer fit our high standards.

CONSERVATIVE CAPITAL STRUCTURE

One key goal at Glenborough is to maintain strong financial ratios with a conservative capital structure. The company has operated with a ratio of debt to gross book value of approximately 45%. This low leverage allows Glenborough to maintain strong coverage ratios. The company's goal is to maintain financial flexibility through each business cycle. Achieving and conserving sufficient liquidity to take advantage of opportunities is a key focus.

In the first quarter of 2004, the company completed a successful offering of common stock. The offering was underwritten by Goldman Sachs and was well received. The use of proceeds was to redeem a portion of the company's preferred stock improving cash flow, fixed charge coverage and dividend payout ratios.

Glenborough's overall cost of debt is low and the majority of its debt is at fixed rates of interest. Glenborough maintains a $180 million unsecured line of credit from a syndicate of prominent commercial banks for short term financial needs. The company also maintains relationships with a number of widely respected life insurance companies for longer term secured financings.

· FINANCIAL HIGHLIGHTS ·

Year Ended December 31,	1999	2000	2001	2002	2003
(in thousands, except per share amounts)					
Total Revenue[1]	$ 265,967	$ 255,282	$ 200,477	$ 197,794	**$ 206,428**
Funds from Operations[2]	84,047	71,390	72,784	48,548	**54,964**
FFO/Share[2]	$ 2.37	$ 2.18	$ 2.39	$ 1.57	**$ 1.78**
Common Dividends	$ 1.68	$ 1.68	$ 1.69	$ 1.72	**$ 1.56**
Common Shares Outstanding at Year End[3]	34,436	30,056	30,007	30,940	**30,849**
FFO Payout Ratio	71%	77%	71%	110%	**88%**
Gross Book Assets	1,908,774	1,483,995	1,533,512	1,619,567	**1,593,960**
Total Debt[4]	897,358	606,677	653,014	734,917	**739,266**
Debt/Book Assets	47%	41%	43%	45%	**46%**
Total Market Capitalization	1,641,186	1,381,344	1,487,600	1,538,708	**1,603,620**
Debt/Market Capitalization	55%	44%	44%	48%	**46%**
Number of Properties	154	88	79	74	**65**
Same Store NOI Growth	1.3%	5.1%	4.7%	(3.2%)	**(4.4%)**

1 Excluding gain or loss from real estate sales, but including the following rental revenues accounted for as discontinued operations (in $000s): $23,158 in 1999; $16,857 in 2000; $45,286 in 2001; $33,663 in 2002; and $20,655 in 2003.

2 Straight-line rents included in FFO in 2002 and 2003, but not in prior years; charges of $0.88/share and $0.47/share were deducted from FFO in 2002 and 2003 for loss on early extinguishment of debt and provisions for asset impairment.

3 Including Operating Partnership Units.

4 Including debt secured by properties classified as held for sale.

· HISTORICAL STOCK PRICE AND DIVIDENDS[1] ·

	Common Stock			Preferred Stock		
Quarterly Period	High	Low	Div/Share	High	Low	Div/Share
2002						
First Quarter	$23.00	$19.11	$0.43	$23.25	$21.15	$0.48
Second Quarter	23.70	20.69	0.43	23.00	21.60	0.48
Third Quarter	23.03	17.77	0.43	22.55	18.90	0.48
Fourth Quarter	20.45	17.06	0.43[2]	22.10	19.60	0.48[2]
2003						
First Quarter	18.23	15.10	0.43	22.25	21.10	0.48
Second Quarter	19.89	15.63	0.43	24.75	21.55	0.48
Third Quarter	20.80	18.10	0.35	24.40	22.90	0.48
Fourth Quarter	20.23	18.90	0.35[2]	24.90	23.86	0.48[2]
2004						
First Quarter	21.11[3]	18.70[3]	0.35[4]	25.60[3]	24.76[3]	0.48[4]

1 Stock prices shown are closing prices in trading on the New York Stock Exchange.

2 Dividends for the fourth quarter of 2002 and 2003 were paid in January of the following year.

3 High and low stock closing prices through March 2, 2004.

4 Dividends for the first quarter of 2004 will be paid on April 15, 2004.

Opposite—Photo One: Robert E. Bailey, Vice President, Corporate Counsel; Sandra L. Boyle, Executive Vice President, Project Management; Michael A. Steele, Executive Vice President and Chief Operating Officer; Brian S. Peay, Senior Vice President, Finance and Accounting
Photo Two: G. Lee Burns, Jr., Vice President, Counsel; Peter J. Chartz, Vice President, Dispositions; Stephen R. Saul, Executive Vice President and Chief Financial Officer; Alan L. Shapiro, Vice President, Acquisitions

· CONSOLIDATED STATEMENTS OF INCOME ·

For the Years Ended December 31,	2003	2002	2001
(in thousands, except share and per share amounts)			
Revenue			
Rental revenue	$177,987	$154,741	$142,928
Fees and reimbursements from affiliates	3,616	3,672	6,628
Interest and other income	3,566	5,389	5,389
Equity in earnings of unconsolidated operating joint ventures	604	329	246
Total revenue	185,773	164,131	155,191
Expenses			
Property operating expenses	59,893	48,296	43,585
General and administrative	12,372	11,686	10,961
Depreciation and amortization	54,193	41,426	35,896
Interest expense	34,378	29,089	26,973
Loss on early extinguishment of debt	294	9,998	1,685
Provision for impairment of real estate assets	2,852	—	—
Provision for impairment of non-real estate assets	5,746	—	—
Total expenses	169,728	140,495	119,100
Income before minority interest and discontinued operations	16,045	23,636	36,091
Minority interest	(1,101)	(291)	(2,745)
Income before discontinued operations	14,944	23,345	33,346
Discontinued operations (including net gain on sales of $14,204, $6,704 and $884 in 2003, 2002 and 2001, respectively)	14,710	(855)	10,529
Net income	29,654	22,490	43,875
Preferred dividends	(19,491)	(19,564)	(19,564)
Discount on preferred stock repurchases	254	—	—
Net income available to common stockholders	$ 10,417	$ 2,926	$ 24,311
Basic Per Share Data:			
Continuing operations	$ (0.10)	$ 0.14	$ 0.55
Discontinued operations	0.48	(0.03)	0.35
Net income available to common stockholders	$ 0.38	$ 0.11	$ 0.90
Basic weighted average shares outstanding	27,608,267	27,524,059	26,974,963
Diluted Per Share Data:			
Continuing operations	$ (0.10)	$ 0.13	$ 0.54
Discontinued operations	0.48	(0.03)	0.35
Net income available to common stockholders	$ 0.38	$ 0.10	$ 0.89
Diluted weighted average shares outstanding	27,608,267	30,915,236	30,517,525

· CONSOLIDATED BALANCE SHEETS ·

As of December 31,	2003	2002
(in thousands, except share amounts)		
Assets		
Rental properties, gross	$1,402,183	$1,329,382
Accumulated depreciation and amortization	(188,721)	(172,725)
Rental properties, net	1,213,462	1,156,657
Properties held for sale (net of accumulated depreciation of $12,291 as of December 31, 2002)	—	95,697
Investments in land and development	67,493	78,529
Investments in unconsolidated operating joint ventures	12,211	7,822
Mortgage loans receivable	40,323	41,813
Leasing and financing costs (net of accumulated amortization of $14,858 and $14,014 as of December 31, 2003 and 2002, respectively)	26,603	25,577
Cash and cash equivalents	18,992	5,029
Other assets	26,155	23,427
Total Assets	$1,405,239	$1,434,551
Liabilities and Stockholders' Equity		
Liabilities:		
Mortgage loans	$ 649,325	$ 605,996
Unsecured bank line of credit	89,941	76,204
Obligations associated with properties held for sale	—	56,705
Other liabilities	37,159	23,178
Total liabilities	776,425	762,083
Commitments and contingencies (Note 17)		
Minority interest	36,969	40,910
Stockholders' Equity:		
Common stock, $0.001 par value, 188,000,000 shares authorized, 27,847,477 and 27,927,698 shares issued and outstanding at December 31, 2003 and 2002, respectively	28	28
Preferred stock, $0.001 par value, 12,000,000 shares authorized, $25.00 liquidation preference, 9,956,300 and 10,097,800 shares issued and outstanding at December 31, 2003 and 2002, respectively	10	10
Additional paid-in capital	779,627	785,051
Deferred compensation	(2,977)	(3,897)
Distributions in excess of accumulated earnings	(184,843)	(149,634)
Total stockholders' equity	591,845	631,558
Total Liabilities and Stockholders' Equity	$1,405,239	$1,434,551

· CONSOLIDATED STATEMENTS OF CASH FLOWS ·

For the Years Ended December 31,	2003	2002	2001
(in thousands)			
Cash flows from operating activities:			
Net income	$ 29,654	$ 22,490	$ 43,875
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including discontinued operations)	58,624	52,912	47,892
Amortization of loan fees, included in interest expense (including discontinued operations)	3,102	2,331	1,574
Accrued interest on mortgage loans receivable	(2,871)	(2,752)	(1,811)
Minority interest in income from operations	1,101	291	2,745
Equity in earnings of unconsolidated operating joint ventures	(604)	(329)	(246)
Gains on sales of real estate assets	(14,204)	(6,704)	(884)
Losses on early extinguishment of debt (including discontinued operations)	5,882	11,442	1,732
Provision for impairment of real estate assets (including discontinued operations)	2,852	15,845	—
Provision for impairment of non-real estate assets	5,746	—	—
Amortization of deferred compensation	920	198	198
Accelerated vesting of stock options	122	—	—
Changes in certain assets and liabilities, net	(18,665)	(10,228)	(15,356)
Net cash provided by operating activities	71,659	85,496	79,719
Cash flows from investing activities:			
Net proceeds from sales of rental properties	203,116	77,152	107,314
Acquisition of rental properties	(194,605)	(126,040)	(109,951)
Payments for capital and tenant improvements	(29,536)	(26,028)	(21,942)
Investments in land and development	(10,059)	(20,682)	(49,707)
Investments in unconsolidated operating joint ventures	(75)	—	(86)
Distributions from unconsolidated operating joint ventures	2,742	—	—
Buyout of minority interest in consolidated subsidiary	(175)	—	—
Additions to mortgage loans receivable	(2,720)	—	—
Principal payments from mortgage loans receivable	7,081	—	—
Net cash used for investing activities	(24,231)	(95,598)	(74,372)
Cash flows from financing activities:			
Proceeds from borrowings	303,399	300,006	447,688
Repayment of borrowings	(256,647)	(217,136)	(479,306)
Prepayment penalties on loan payoffs	(5,110)	(10,010)	(849)
Contributions from minority interest holders	—	27	147
Distributions to minority interest holders	(4,938)	(5,304)	(5,137)
Dividends paid to common and preferred stockholders	(65,117)	(66,803)	(64,886)
Exercise of stock options	1,660	10,859	327
Repurchases of common stock	(3,419)	(674)	(1,116)
Repurchases of preferred stock	(3,538)	—	—
Net cash provided by (used for) financing activities	(33,710)	10,965	(103,132)

· CONSOLIDATED STATEMENTS OF CASH FLOWS ·

(continued)

For the Years Ended December 31,	2003	2002	2001
(in thousands)			
Net increase (decrease) in cash and cash equivalents	**$13,719**	$ 863	$ (97,785)
Cash and cash equivalents at beginning of year	**5,273**	4,410	102,195
Cash and cash equivalents at end of year before adjustment for properties held for sale	**18,992**	5,273	4,410
Cash and cash equivalents at properties held for sale	**—**	(244)	—
Cash and cash equivalents at end of year	**$18,992**	$ 5,029	$ 4,410
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of capitalized interest of $3,119, $3,939 and $4,573 in 2003, 2002 and 2001, respectively)	**$35,387**	$36,876	$ 37,483
Supplemental disclosure of Non-Cash Investing and Financing Activities:			
Assumption of mortgage loans in acquisition of real estate	**$18,815**	$ 3,882	$ 82,203
Disposition of real estate involving buyer's assumption of mortgage loans	**$61,218**	$ 4,850	$ 4,248
Transfers from investments in land and development and unconsolidated operating joint ventures to real estate assets	**$18,084**	$36,494	$ 39,250
Acquisition of investment in operating joint venture:			
Exchange of related note receivable	**$ 3,775**	$ —	$ —
Issuance of note payable, net of discount	**2,518**	—	—
Total	**$ 6,293**	$ —	$ —
Note receivable from sale of investment in development	**$ —**	$ 3,775	$ —
Reallocation of limited partners' interests in Operating Partnership	**$ (195)**	$ 359	$ —
Conversion of Operating Partnership units into common stock, at market value on date of issuance	**$ 200**	$ 1,151	$ —
Unrealized gain (loss) on marketable securities	**$ —**	$ (31)	$ 31

· SUPPLEMENTARY FINANCIAL INFORMATION ·

Quarter Ended	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
(in thousands, except for weighted average shares and per share amounts)				
Revenue				
Rental revenue	$41,808	$44,199	$45,234	$46,746
Fees and reimbursements from affiliates	807	961	791	1,057
Interest and other income	808	1,116	835	807
Equity in earnings of unconsolidated operating joint ventures	123	181	174	126
Total revenue	43,546	46,457	47,034	48,736
Expenses				
Property operating expenses	14,625	13,895	15,450	15,923
General and administrative	3,785	3,755	2,064	2,768
Depreciation and amortization	12,070	12,822	13,418	15,883
Interest expense	7,863	8,013	9,036	9,466
Loss on early extinguishment of debt	—	—	—	294
Provision for impairment of real estate asset	2,272	—	580	—
Provision for impairment of non-real estate assets	—	3,905	—	1,841
Total expenses	40,615	42,390	40,548	46,175
Income before minority interest and discontinued operations	2,931	4,067	6,486	2,561
Minority interest	(613)	(588)	147	(47)
Income before discontinued operations	2,318	3,479	6,633	2,514
Discontinued operations	8,336	6,726	(3,100)	2,748
Net income	10,654	10,205	3,533	5,262
Preferred dividends	(4,890)	(4,889)	(4,889)	(4,823)
Discount on preferred stock repurchases	17	—	237	—
Net income available to common stockholders	$ 5,781	$ 5,316	$ (1,119)	$ 439
Basic Per Share Data:				
Continuing operations	$ (0.06)	$ (0.03)	$ 0.06	$ (0.07)
Discontinued operations	0.27	0.22	(0.10)	0.09
Net income available to common stockholders	$ 0.21	$ 0.19	$ (0.04)	$ 0.02
Basic weighted average shares outstanding	27,639,046	27,600,788	27,605,193	27,596,266
Diluted Per Share Data:				
Continuing operations	$ (0.06)	$ (0.03)	$ 0.06	$ (0.07)
Discontinued operations	0.27	0.22	(0.10)	0.09
Net income available to common stockholders	$ 0.21	$ 0.19	$ (0.04)	$ 0.02
Diluted weighted average shares outstanding	27,639,046	27,600,788	30,901,644	27,596,266

· SUPPLEMENTARY FINANCIAL INFORMATION ·

(continued)

Quarter Ended	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
(in thousands, except for weighted average shares and per share amounts)				
Revenue				
Rental revenue	$35,159	$38,747	$39,377	$ 41,458
Fees and reimbursements from affiliates	1,041	842	832	957
Interest and other income	2,886	702	774	1,027
Equity in earnings of unconsolidated operating joint ventures	58	65	100	106
Total revenue	39,144	40,356	41,083	43,548
Expenses				
Property operating expenses	10,924	11,783	12,461	13,128
General and administrative	3,216	2,293	2,319	3,858
Depreciation and amortization	9,284	10,079	10,375	11,688
Interest expense	6,779	7,146	7,375	7,789
Loss on early extinguishment of debt	—	—	—	9,998
Total expenses	30,203	31,301	32,530	46,461
Income before minority interest and discontinued operations	8,941	9,055	8,553	(2,913)
Minority interest	(651)	(752)	(400)	1,512
Income before discontinued operations	8,290	8,303	8,153	(1,401)
Discontinued operations	2,401	3,414	458	(7,128)
Net income	10,691	11,717	8,611	(8,529)
Preferred dividends	(4,891)	(4,891)	(4,891)	(4,891)
Net income available to common stockholders	$ 5,800	$ 6,826	$ 3,720	$(13,420)
Basic Per Share Data:				
Continuing operations	$ 0.13	$ 0.14	$ 0.12	$ (0.25)
Discontinued operations	0.08	0.11	0.01	(0.23)
Net income available to common stockholders	$ 0.21	$ 0.25	$ 0.13	$ (0.48)
Basic weighted average shares outstanding	27,006,349	27,639,344	27,710,517	27,730,026
Diluted Per Share Data:				
Continuing operations	$ 0.13	$ 0.13	$ 0.12	$ (0.25)
Discontinued operations	0.08	0.11	0.01	(0.23)
Net income available to common stockholders	$ 0.21	$ 0.24	$ 0.13	$ (0.48)
Diluted weighted average shares outstanding	30,540,254	31,250,154	31,174,544	27,730,026

Quarterly per share amounts do not necessarily sum to per share amounts for the year as weighted average shares outstanding are measured for each period presented, rather than solely for the entire year.

· INDEPENDENT AUDITORS' REPORT ·

The Board of Directors and Stockholders
GLENBOROUGH REALTY TRUST INCORPORATED:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of GLENBOROUGH REALTY TRUST INCORPORATED (the Company) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 2003, appearing in Appendix A to the proxy statement for the 2004 annual meeting of stockholders of the Company (not presented herein). In our report dated January 28, 2004, except Note 19 to the consolidated financial statements, as to which the date is February 4, 2004, also appearing in that proxy statement, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2003 and 2002 and the related condensed consolidated statements of income and condensed consolidated statements of cash flows for each of the three years in the period ended December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

San Francisco, California
January 28, 2004,
except Note 19 to the consolidated financial statements, as to which the date is February 4, 2004

· STOCKHOLDER INFORMATION ·

Board of Directors

ROBERT BATINOVICH
Chairman
Glenborough Realty Trust

ANDREW BATINOVICH
President and Chief Executive Officer
Glenborough Realty Trust

RICHARD C. BLUM
Chairman
Blum Capital Partners, L.P.

PATRICK FOLEY
Private Business Consultant
Former Chairman and Chief Executive Officer
DHL Corporation, Inc.

RICHARD A. MAGNUSON
Executive Managing Director
CB Richard Ellis Investors

LAURA WALLACE
Chief Investment Officer
Public Employees Retirement System of Nevada

Executive Officers

ANDREW BATINOVICH
President and Chief Executive Officer

MICHAEL A. STEELE
Executive Vice President and
Chief Operating Officer

STEPHEN R. SAUL
Executive Vice President and Chief Financial Officer

SANDRA L. BOYLE
Executive Vice President, Project Management

BRIAN S. PEAY
Senior Vice President, Finance and Accounting

Annual Meeting of Stockholders

The Annual Meeting will be held at 10:00 A.M. on
May 5, 2004 at:
Hotel Sofitel
223 Twin Dolphin Drive
Redwood City, California 94065

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Stock Listing

Common stock of the Company is traded on the New York Stock Exchange under the symbol "GLB." The preferred stock is traded under "GLB PrA."

Independent Auditors

KPMG LLP
San Francisco, California

Legal Counsel

Morrison & Foerster LLP
Palo Alto, California

Form 10-K and other materials

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, is available, without exhibits, free of charge to its stockholders. Such requests should be made to:

SHAREHOLDER SERVICES
Glenborough Realty Trust
400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com
shareholderservices@glenborough.com

Direct Stock Purchase Plan

The Company has a direct stock purchase plan including an optional dividend reinvestment component. Stockholders interested in participating can obtain information by contacting the Company or
Registrar and Transfer Company
Direct Purchase/DRP Department
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 525-7686

S&P SmallCap 600

GLB LISTED NYSE

GLENBOROUGH
REALTY TRUST

Glenborough Realty Trust
400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com